                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                            Dove Entertainment, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                  259901 110 6
                                 (CUSIP Number)

                             Charles A. Sweet, Esq.
                              Williams & Connolly
                            725 - 12th Street, N.W.
                            Washington, D.C.  20005
                                  202-434-5000
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 March 28, 1997
            (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [].

                         Exhibit index is on page 12.

                                  SCHEDULE 13D

CUSIP No. 259901 10 6

1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Michael Viner (S.S. No. ###-##-####)
         Deborah Raffin Viner (S.S. No. ###-##-####)

2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)     [x]
         (b)     [ ]

3)       SEC USE ONLY

4)       SOURCE OF FUNDS*

         PF,00
         PF,00

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

         [ ]

6)       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
         United States of America

NUMBER OF SHARES               7)      SOLE VOTING POWER
BENEFICIALLY OWNED
BY EACH REPORTING                      0
PERSON WITH

                               8)      SHARED VOTING POWER

                                       2,983,884

                               9)      SOLE DISPOSITIVE POWER

                                       0

                               10)     SHARED DISPOSITIVE POWER

                                       2,983,884

11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,983,884

12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*

         [ ]

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         43.8%

14)      TYPE OF REPORTING PERSON*

         IN
         IN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION)

                                  SCHEDULE 13D

         Item 1. Security and Issuer.

         The class of equity securities to which this statement relates is the common stock, par value $0.01 per share (the "Common Stock"), of Dove Entertainment, Inc., a California corporation ("Dove" or the "Issuer"). The principal executive offices of Dove are located at 8955 Beverly Boulevard, Los Angeles, California 90048.

         Item 2. Identity and Background.

        This statement is being filed by Michael Viner ("Mr. Viner") and Deborah Raffin Viner ("Ms. Raffin"). As of the date of the event reported herein, Mr. Viner was the President, Chief Executive Officer and a director of the Issuer and Ms. Raffin Viner was the Executive Vice President, Secretary and a director of the Issuer. Mr. Viner and Ms. Raffin are citizens of the United States of America. The business address for each of Mr. Viner and Ms. Raffin currently is 301 North Canon Drive, Suite 207, Beverly Hills, California 90210.

         During the last five years, neither Mr. Viner nor Ms. Raffin (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Item 3. Source and Amount of Funds or Other Consideration.

         Mr. Viner and Ms. Raffin obtained funds in the aggregate of $920,500 for the acquisition of (a) 920 shares of 6% Series C Preferred Stock, par value $.01 per share, of the Issuer (the "Series C Preferred Stock") and (b) warrants to purchase 500,000 shares of Common Stock (the "Warrants") from their personal funds and through the retirement of certain obligations owed to them by the Issuer.

         Item 4. Purpose of Transaction.

         The reporting persons acquired their shares of Common Stock for investment purposes. Mr. Viner and Ms. Raffin's purpose in purchasing the Series C Preferred Stock and Warrants was to make a further equity investment in Dove and to provide needed funding, along with the funds raised by the sale and issuance of securities to Media Equities International, LLC ("MEI") as described below, for Dove to expand its business operation.

         Mr. Viner and Ms. Raffin intend to continuously review the possible courses of action that may be available to them and take such action with respect to the Common Stock of the Issuer as they consider desirable in light of the circumstances then prevailing. Pending their decision whether or not to pursue any of such courses of action and depending on market conditions and other factors, Mr. Viner and Ms. Raffin reserve the right to purchase shares of Common Stock individually, or with others as part of a group (and through borrowings, if deemed appropriate), in brokerage transactions on the Nasdaq SmallCap Market or in private transactions, if appropriate opportunities to do so are available, on such terms and at such times as they consider desirable. As of the date of the event reported herein, Mr. Viner and Ms. Raffin currently intend to make occasional dispositions of Common Stock in brokerage transactions on the Nasdaq SmallCap Market from time to time.

         On March 27, 1997, Mr. Viner and Ms. Raffin entered into a stock purchase agreement, dated as of March 27, 1997, among the Issuer, MEI, Mr. Viner and Ms. Raffin (the "Stock Purchase Agreement"). As part of the first of two closings contemplated by the Stock Purchase Agreement, which occurred on March 28, 1997 (the "First Closing"), Mr. Viner and Ms. Raffin purchased (a) 920 shares of Series C Preferred Stock and (b) Warrants to purchase an aggregate of 500,000 shares of Common Stock exercisable immediately upon issuance, at the following exercise prices and with the following expiration dates: (i) 166,666 shares at $2.00 per share expiring the third anniversary from the date of issuance (the "Issuance Date"); (ii) 166,667 shares at $2.50 per share expiring the third anniversary from the Issuance Date; and (iii) 166,667 shares at $3.00 per share expiring the fourth anniversary of the Issuance Date (such exercise prices, expiration dates and allocation of shares to tranches, the "Warrant Terms"). As part of the Stock Purchase Agreement, Mr. Viner and Ms. Raffin committed to purchase in a second closing (a) an additional 1,000 shares of Series C Preferred Stock and (b) Warrants to purchase an additional 500,00 shares of Common Stock on the same Warrant Terms. Such second closing was expected to occur on or before May 25, 1997 (the "Second Closing").

         Pursuant to the Stock Purchase Agreement MEI (which acquired (a) 3,000 shares of 6% Series B Preferred Stock, par value $.01 per share of the Issuer (the "Series B Preferred Stock") and (b) Warrants to purchase an aggregate of 1,500,000 shares of Common Stock) has the right, for so long as it owns at least 750,000 shares of Common Stock (assuming for this purpose the full conversion of all shares of Series B Preferred Stock then held by MEI) to nominate three members of the Issuer's Board of Directors (the "Board").
Ronald Lightstone, John T. Healy and Kenneth Gorman were designated pursuant to such right. In addition, in the event Dove breaches certain covenants of the Stock Purchase

Agreement and such breach is continuing unremedied for a period of 30 days after notice thereof, MEI will have a right to nominate two additional directors, effectively giving MEI the right to nominate a majority of the Board, which directors shall continue to serve until the earlier of the next occurring annual meeting of the shareholders of the Issuer following the cure of any such breach or until MEI no longer owns at least 750,000 shares of Common Stock (assuming for purposes that the shares of Series B Preferred Stock were converted in their entirety). Pursuant to the Stock Purchase Agreement, MEI has the right to consent, which right of consent is required to be exercised in good faith and in a commercially reasonable manner, prior to the Issuer undertaking certain activities (including adoption an annual budget, incurring any debt for borrowed money or selling and issuing debt or equity securities (subject to certain limited exceptions) or changing or altering its principal business or entering into new businesses) and prior to the Issuer's executive officers undertaking certain activities (including certain personnel matters, changes in certain of the Issuer's outside advisors, certain litigation matters, certain acquisition or production matters and certain other activities.)

         In connection with the transaction, in order to fulfill the Issuer's obligations set forth above, the number of directors constituting the Board authorized under the bylaws was increased from six to nine. The Stock Purchase Agreement fixes the number of directors at nine. The Stock Purchase Agreement also provides that one of MEI's nominee directors shall be a member of the Executive Committee. Mr. Lightstone was designated to serve on the Executive Committee of the Board.

         Concurrently with the First Closing under the Stock Purchase Agreement, Mr. Viner and Ms. Raffin agreed to exchange 214,113 shares of Series A
Preferred Stock, par value $.01 per share (the "Series A Preferred Stock") for an equal amount of shares of Series D Preferred Stock, par value $.01 per share (the "Series D Preferred Stock") on terms substantially similar to those for the Series B Preferred Stock and Series C Preferred Stock. Based on certain information provided by the Issuer, Mr. Viner and Ms. Raffin believe that the Issuer authorized them to receive either 22,079 additional shares of Series D Preferred Stock or 80,000 shares of Common Stock in lieu of accrued and unpaid dividends on the Series A Preferred Stock. However, Mr. Viner and Ms. Raffin have been unable to confirm this with either the Issuer or with the Issuer's counsel.

         Except as set forth above, as of the date of the event reported herein, Mr. Viner and Ms. Raffin had no plans or proposals which relate to or would result in any of the actions set forth in parts (a) through (j) of Item 4.

         Item 5.  Interests in Securities of the Issuer.

         (a) The following list sets forth the aggregate number and percentage of outstanding shares of Common Stock owned beneficially by each reporting person named in Item 2, as of March 28, 1997, the date of the transactions reported herein:

                    Shares of      Percentage of
                  Common Stock    Shares of Common         % of
                  Beneficially   Stock Beneficially    Shared Voting
Name                 Owned             Owned              Power
----                 -----             -----              -----
Mr. Viner         2,983,844(1)       43.8%(1)            43.8%(2)

Ms. Raffin        2,983,844(1)       43.8%(1)            43.8%(2)

--------------------

(1) All of such shares are held jointly by Mr. Viner and Ms. Raffin as community property. In addition to 1,442,511 shares of Common Stock, includes: (i) 250,000 shares of Common Stock currently issuable on exercise of options issued on September 2, 1995 with an exercise price of $.01 per share; (ii) 33,333 shares of Common Stock currently issuable upon exercise of options issued on September 4, 1996 with an exercise price of $3.50 per share; (iii) 1,000,000 shares of Common Stock issuable upon exercise of the Warrants in accordance with the Warrant Terms (which includes Warrants to purchase 500,000 shares of Common Stock as to which Mr. Viner and Ms. Raffin were committed to purchase at the Second Closing); and (iv) 258,000 shares of Common Stock currently issuable upon conversion of 214,113 shares of the Series D Preferred Stock. The 80,000 shares of Common Stock or 22,079 shares of Series D Preferred Stock that may have been authorized by the Issuer in lieu of accrued and unpaid dividends on the Series A Preferred Stock are not included because Mr. Viner and Ms. Raffin have been unable to confirm such authorization with either the Issuer or the Issuer's counsel. The Common Stock issuable upon conversion of the Series C Preferred Stock is not considered beneficially owned because the Series C Preferred Stock is not convertible into Common Stock until six months following the issuance thereof, which is more than 60 days after the date hereof. The Common Stock issuable upon exercise of an additional 66,667 options issued on September 4, 1996 with an exercise price of $3.50 per share is not considered beneficially owned because 33,333 of such options are not vested until September 4, 1997, and 33,334 of such options are not vested until September 4, 1998. The reported percentages may be greater than actual because they are based on 6,814,573 shares, which includes the 5,273,240 shares of Common Stock outstanding as set forth in Dove's Form 10-KSB for the fiscal year ended December 31, 1996, as well as the securities beneficially owned by Mr. Viner and Ms. Raffin included in (i)-(iv) above, but which does not include any other outstanding options, warrants, convertible preferred stock and other outstanding securities convertible into Common Stock but not owned by Mr. Viner or Ms. Raffin.

(2) Calculated based on a total of 2,983,844 shares, which includes: all items included in "Shares of Common Stock

         Beneficially Owned." For the reasons stated in note 1, above, the total does not include 960,000 shares of Common Stock issuable upon conversion of the 1,920 shares of Series C Preferred Stock owned by Mr. Viner and Ms. Raffin, 920 of which were acquired in the First Closing and 1,000 shares of which are shares of Series C Preferred Stock as to which Mr. Viner and Ms. Raffin were committed to purchase at the Second Closing. Each share of Series C Preferred Stock and Series D Preferred Stock has the right to vote together with all other voting classes and series of stock of the Issuer as a single class on all actions to be taken by the shareholders of the Issuer. On each such action that the shares of Series C Preferred Stock and Series D Preferred Stock vote together with other classes, each share of Series C Preferred Stock and Series D Preferred Stock shall be entitled to such number of votes as such shares are then convertible into. The reported percentages may be greater than actual because they are based on 6,814,573 shares, which includes the 5,273,240 shares of Common Stock outstanding as set forth in Dove's Form 10-KSB for the fiscal year ended December 31, 1996, as well as the securities beneficially owned by Mr. Viner and Ms. Raffin included in note (1)(i)-(iv) above, but which does not include any other outstanding options, warrants, convertible preferred stock and other outstanding securities convertible into Common Stock but not beneficially owned by Mr. Viner or Ms. Raffin.

         (b) Mr. Viner and Ms. Raffin have shared power to vote 3,943,844 shares of Common Stock, which includes all shares described above in footnotes
(1) and (2) to the table in Item 5(a). Mr. Viner and Ms. Raffin have the shared power to dispose of 2,983,844 shares of Common Stock, which includes all shares described above in footnote (1) of the table in Item 5(a).

         (c) The following is a description of all transactions in the Common Stock of the Issuer by the persons identified in Item 2 of this Schedule 13D effected from January 28, 1997 through March 28, 1997 inclusive.

---------------------------------------------------------------------------------------------
NAME OF          ACQUISITION      TRANSACTION        AMOUNT OF        PRICE      WHERE AND
SHAREHOLDER      (A) OR           DATE               SECURITIES       PER UNIT   HOW EFFECTED
                 DISPOSITION                         INVOLVED
                 (D)
---------------------------------------------------------------------------------------------
Mr. Viner &      D                1/30/97            5,000            $2.50      Market sale
Ms. Raffin
---------------------------------------------------------------------------------------------
Mr. Viner &      D                1/31/97            10,000           $2.25      Market sale
Ms. Raffin
---------------------------------------------------------------------------------------------
Mr. Viner &      D                2/3/97             10,000           $2.375     Market sale
Ms. Raffin
---------------------------------------------------------------------------------------------
Mr. Viner &      D                2/4/97             5,000            $2.375     Market sale
Ms. Raffin
---------------------------------------------------------------------------------------------
Mr. Viner &      D                2/5/97             2,000            $2.875     Market sale
Ms. Raffin
---------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------
Mr. Viner &      D                2/5/97             2,000            $3.00      Market sale
Ms. Raffin
---------------------------------------------------------------------------------------------
Mr. Viner &      D                2/5/97             5,000            $2.4375    Market sale
Ms. Raffin
---------------------------------------------------------------------------------------------
Mr. Viner &      D                2/6/97             10,000           $2.875     Market sale
Ms. Raffin
---------------------------------------------------------------------------------------------
Mr. Viner &      D                2/6/97             2,000            $2.9375    Market sale
Ms. Raffin
---------------------------------------------------------------------------------------------
Mr. Viner &      D                2/6/97             8,000            $3.00      Market sale
Ms. Raffin
---------------------------------------------------------------------------------------------
Mr. Viner &      D                2/7/97             5,000            $2.9375    Market sale
Ms. Raffin
---------------------------------------------------------------------------------------------
Mr. Viner &      D                2/11/97            10,000           $2.8125    Market sale
Ms. Raffin
---------------------------------------------------------------------------------------------
Mr. Viner &      D                2/13/97            6,000            $2.8125    Market sale
Ms. Raffin
---------------------------------------------------------------------------------------------
Mr. Viner &      D                2/13/97            2,000            2.875      Market sale
Ms. Raffin
---------------------------------------------------------------------------------------------
Mr. Viner &      D                2/14/97            14,000           $2.75      Market sale
Ms. Raffin
---------------------------------------------------------------------------------------------
Mr. Viner &      D                2/14/97            2,000            $2.8125    Market sale
Ms. Raffin
---------------------------------------------------------------------------------------------
Mr. Viner &      D                3/7/97             2,500            $2.75      Market sale
Ms. Raffin
---------------------------------------------------------------------------------------------
Mr. Viner &      D                3/11/97            4,000            $2.8125    Market sale
Ms. Raffin
---------------------------------------------------------------------------------------------
Mr. Viner &      D                3/13/97            2,000            $2.50      Market sale
Ms. Raffin
---------------------------------------------------------------------------------------------
Mr. Viner &      D                3/13/97            5,000            $2.65625   Market sale
Ms. Raffin
---------------------------------------------------------------------------------------------
Mr. Viner &      D                3/13/97            3,800            $2.625     Market sale
Ms. Raffin
---------------------------------------------------------------------------------------------
Mr. Viner &      D                3/13/97            4,000            $2.5625    Market sale
Ms. Raffin
---------------------------------------------------------------------------------------------
Mr. Viner &      D                3/16/97            2,000            $2.8125    Market sale
Ms. Raffin
---------------------------------------------------------------------------------------------
Mr. Viner &      D                3/28/97            214,113          N/A        Private
Ms. Raffin                                                                       transaction
                                                                                 with Issuer
                                                                                 as described
                                                                                 above in
                                                                                 Item 4 (1)
---------------------------------------------------------------------------------------------
Mr. Viner &      A                3/28/97            258,000          N/A        Private
Ms. Raffin                                                                       transaction
                                                                                 with Issuer
                                                                                 as described
                                                                                 above in
                                                                                 Item 4 (1)
---------------------------------------------------------------------------------------------








---------------------------------------------------------------------------------------------
Mr. Viner &      A                3/28/97            500,000          $.001      Private
Ms. Raffin                                                                       purchase
                                                                                 from Issuer
                                                                                 as described
                                                                                 above in
                                                                                 Item 4 (2)
---------------------------------------------------------------------------------------------


         (1) Mr. Viner and Ms. Raffin agreed to exchange 214,113 shares of Series A Preferred Stock, convertible to Common Stock at a ratio of 1:1, for an equal amount of shares of Series D Preferred Stock, convertible to Common Stock at a ratio of 1:1.20497.

         (2) Mr. Viner and Ms. Raffin purchased Warrants to purchase 500,000 shares of Common Stock. The Common Stock issuable upon conversion of the Series C Preferred Stock is not considered beneficially owned because the Series C Preferred Stock is not convertible into Common Stock until six months following the issuance thereof, which is more than 60 days after the date hereof.

         The foregoing table excludes the 80,000 shares of Common Stock or 22,079 Shares of Series D Preferred Stock that may have been authorized by the Issuer in lieu of accrued and unpaid dividends on the Series A Preferred Stock, as Mr. Viner and Ms. Raffin have been unable to confirm such authorization with either the Issuer or the Issuer's counsel.

         (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

         (e)     Not applicable.

         Item 6. Contracts, Arrangements, Understandings or
                 Relationships with Respect to Securities of the Issuer.

         The reporting persons acquired their Series C Preferred Stock and Warrants pursuant to the Stock Purchase Agreement, as described above in Item 4.

         Concurrently with the First Closing under the Stock Purchase Agreement, MEI, Mr. Viner and Ms. Raffin entered into a shareholders voting agreement, dated as of March 27, 1997, pursuant to which Mr. Viner and Ms. Raffin agreed to vote all of their voting stock for the election as directors all director nominees of MEI, to the extent MEI had at such time a right to make such nominations in accordance with certain applicable agreements, to use their reasonable best efforts to cause their affiliates to vote their voting stock for such nominees and to use their reasonable best efforts to take all steps necessary to cause the election of such nominees.

         MEI, Mr. Viner and Ms. Raffin entered into a pledge agreement, dated as of March 27, 1997, with the Issuer pursuant to which Mr. Viner and Ms. Raffin agreed to pledge certain of their shares of Series C Preferred Stock as collateral to secure the payment for securities to be purchased in the Second Closing described in Item 4 above.

         Except for the circumstances discussed or referred to above, there are no contracts, arrangements, understandings, or relationships with respect to the securities of the Issuer among any of the persons reporting in this Schedule 13D.

         Item 7.  Material to be Filed as Exhibits.

         Exhibit A:       Joint Filing Agreement under Section 13d-1(f) under
                          the Securities Exchange Act of 1934, dated as of August 10, 1997, between Mr. Viner and Ms. Raffin.

         Exhibit 1: Stock Purchase Agreement, dated March 27, 1997, among Dove, MEI, Mr. Viner and Ms. Raffin (incorporated by reference from Exhibit 10.40 to Dove's Annual Report on Form 10-KSB filed with the Securities and Exchange Commission on April 14, 1997)

         Exhibit 2: Pledge Agreement, dated March 27, 1997, among Dove, MEI, Mr. Viner and Ms. Raffin (incorporated by reference from Exhibit 10.42 to Dove's Annual Report on Form 10-KSB filed with the Securities and Exchange Commission on April 14, 1997)

                                   SIGNATURE


         After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule is true, complete and correct.




Dated:  August 10, 1997                    /s/ Michael Viner
                                           ------------------------------
                                           Michael Viner



                                           /s/ Deborah Raffin
                                           ------------------------------
                                           Deborah Raffin

                                 EXHIBIT INDEX

Exhibit        Description                                     Page
-------        -----------                                     ----

Exhibit A      Joint Filing Agreement under Section             13
               13d-1(f) under the Securities Exchange
               Act of 1934, dated as of August 10,
               1997, between Mr. Viner and Ms. Raffin

Exhibit 1      Stock Purchase Agreement, dated March 27,
               1997, among Dove, MEI, Mr. Viner and
               Ms. Raffin (filed as Exhibit 10.40 to
               Dove's Annual Report on Form 10-KSB
               filed with the Securities and Exchange
               Commission on April 14, 1997)

Exhibit 2      Pledge Agreement, dated March 27, 1997,
               among Dove, MEI, Mr. Viner and Ms.
               Raffin (filed as Exhibit 10.42 to Dove's
               Annual Report on Form 10-KSB filed with
               the Securities and Exchange Commission
               on April 14, 1997)

                                                                       EXHIBIT A

                             JOINT FILING AGREEMENT


         Agreement among Michael Viner and Deborah Raffin whereby, in accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, each of the persons named below agrees to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to the equity securities of Dove Entertainment, Inc. and further agree that this Joint Filing Agreement be included as an exhibit to such joint filings provided that, as contemplated by Section 13d-1(f)(1)(ii), no person shall be responsible for the completeness of accuracy of the information concerning the other person making the filing, unless such person knows or has reason to believe that such information is inaccurate.

         In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement in counterpart as of the 10 day of August, 1997.



                                           /s/ Michael Viner
                                           ------------------------------
                                           Michael Viner



                                           /s/ Deborah Raffin
                                           ------------------------------
                                           Deborah Raffin